SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each

American Depositary Shares, each representing one ordinary share, nominal value €1 per share

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)

American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

Nuno Prego

Investor Relations Director

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, 40

1069-300 Lisboa

Portugal

+351 21 500 1701

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.	Press Release of Portugal Telecom, SGPS, S.A., dated February 14, 2006, entitled “Portugal Telecom Informs About Recent News”

IMPORTANT NOTICES

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

RELEASE

Portugal Telecom informs about recent news

Lisbon, Portugal, February 14, 2006 – The Executive Committee of Portugal Telecom informs that it has not received any valuations of its shares and has not made any statements on this issue to the media.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.